As filed with the Securities and Exchange Commission on March 28, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For March 28, 2003


                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.

                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                       ----------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F...X...                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes......                          No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     N/A

On March 28, 2003, Millicom International Cellular S.A. ("MIC") issued a press release which is attached hereto as Exhibit 99.1 and is incorporated by reference into this Form 6-K.

Exhibit No.             Description

99.1                    Press Release dated March 28, 2003

                                      * * *

Certain of the statements made in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places throughout the document. These statements concern, among other things, trends affecting Millicom International Cellular S.A.'s financial condition or results of operations, capital expenditure plans, the potential for growth and competition in areas of the company's business and the supervision and regulation of the telecommunications' markets. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

These factors include, but are not limited to:

     o general economic conditions, government and regulatory policies and business conditions in the markets served by the company and its affiliates;

     o telecommunications usage levels, including traffic and customer growth;

     o competitive forces, including price pressures, technological developments and the ability of the company to retain market share in the face of competition from existing and new market entrants;

     o regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation related to regulation;

     o the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

     o the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the company's investments, ventures and alliances.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Millicom International Cellular S.A. undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in Millicom International Cellular S.A.'s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MILLICOM INTERNATIONAL CELLULAR S.A.

                                        By: /s/ Marc Beuls
                                            ------------------------------
                                        Name:  Marc Beuls
                                        Title: Chief Executive Officer

Date: March 28, 2003